Filed by GeoEye, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: GeoEye, Inc.

Commission File No. of Subject Company: 001-33015

This filing relates to the proposed strategic combination of DigitalGlobe, Inc. and GeoEye, Inc. pursuant to the terms of an Agreement and Plan of Merger, dated as of July 22, 2012, as amended (the “Merger Agreement”), by and among DigitalGlobe, Inc., 20/20 Acquisition Sub, Inc., WorldView, LLC and GeoEye, Inc. The Merger Agreement, as amended, is on file with the Securities and Exchange Commission as an exhibit to the Current Reports on Form 8-K filed by GeoEye, Inc. on July 23, 2012 and, with respect to the amendment, on August 30, 2012, and is incorporated by reference into this filing.

GeoEye Team Member FAQ

Addendum 1 – HSR Process

1.	What’s the timeline and required filings for the approval process?

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The combination is expected to be completed in the fourth quarter of 2012 or the first quarter of 2013. It is subject to the satisfaction of customary closing conditions, including the receipt of requisite regulatory approvals and approval from DigitalGlobe and GeoEye shareowners. We are making progress and have already filed for regulatory approval with the U.S. Department of Justice (DOJ). While this process is ongoing, we will make every effort to keep you updated on developments and progress throughout the approval and integration process.

2.	What is the S-4 filing?

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An S-4 is a filing with the Securities and Exchange Commission (SEC) by a publicly traded company that is used to register any material information related to a merger, acquisition or exchange offer. The Securities Exchange Act of 1933 requires that these registration forms, providing essential facts, are filed, helping ensure that investors receive information regarding the transaction and the securities offered.

3.	What is HSR approval?

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The combination is subject to review by federal antitrust authorities, and cannot be completed until certain information has been provided to the Federal Trade Commission (FTC) and the Antitrust Division of the U.S. Department of Justice, and a required waiting period has expired or has been terminated.

The Hart–Scott–Rodino Antitrust Improvements Act of 1976 (known commonly as the HSR Act) is a set of amendments to the antitrust laws of the United States. The HSR Act provides that parties must not complete certain mergers, acquisitions or transfers of securities or assets until they have made a detailed filing with the FTC and DOJ and waited for those agencies to determine that the combination will not adversely affect U.S. commerce under the antitrust laws.

4.	What is a second request?

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A “second request” means that DOJ requires more information to complete their regulatory review. The issuance of a “second request” extends the waiting period for HSR clearance until 30 days after both companies substantially comply with that request. We will continue to work cooperatively with the DOJ as it conducts its review of the proposed combination.

5.	Does a second request reduce the companies’ desire to combine?

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We remain committed to combining the two companies, and we believe the additional information provided will be helpful to moving the process forward. We are making strides in our combination planning and remain focused on a successful and seamless combination . Our goal of creating a global leader in earth imagery and geospatial analysis that advances toward our vision is well under way.

GeoEye Team Member FAQ

Addendum 1 – HSR Process

6.	Does the second request mean that the combination is less likely to be approved by the DOJ?

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No. This doesn’t represent a decision by the DOJ on the proposed combination. Issuance of a second request does indicate that the DOJ wishes to continue its review beyond the initial 30 days provided by the HSR Act or to obtain information beyond that provided in the initial HSR filing.

7.	Do you expect the DOJ to approve the combination?

•	We wouldn’t have agreed to combine if we didn’t think we could get regulatory approval and that it made sense for the nation. We remain confident that any regulatory hurdles can be overcome.

8.	In addition to the DOJ, are there other regulatory agencies that we need approval from in order to complete the combination?

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As part of the process of the combination and in order for it to be complete, both companies must also acquire approval from the Federal Communications Commission (FCC), the National Oceanic and Atmospheric Administration (NOAA). The shareholders of both companies also need to vote to approve the combination.

9.	Can you explain how and why we obtain FCC approval?

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Both companies are subject to regulation by the FCC under the Communications Act of 1934, as amended. Each company holds a number of licenses issued by the FCC for the operation of its satellites and earth-bound transceivers. The FCC must approve the transfer of control of GeoEye’s licenses to DigitalGlobe as a result of the combination.

On August 17, 2012, both companies filed applications with the FCC for authority to transfer control of the GeoEye licenses to DigitalGlobe. The FCC released a public notice related to the satellite licenses on Friday, September 21, and is expected to release a public notice related to the ground system licenses soon. These public notices seek comments on the consolidated application for a 30 day period.

10.	Can you explain what it means to acquire NOAA approval?

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Both companies are subject to regulation by NOAA, under the Land Remote Sensing Policy Act of 1992. Both companies hold a number of licenses issued by NOAA for the operation of our respective remote earth imagery satellite constellations. Any transfer of administrative or operational control of an entity holding NOAA licenses requires prior NOAA consent.

11.	What is the process for shareholder approval for both companies as it relates to the combination?

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The shareholders of each company will meet separately and vote to approve proposals in order to complete the combination. We expect these meetings to occur later this fall after the SEC approves our combined proxy statement and registration statement. GeoEye shareholders must meet and vote to approve the combination proposal. DigitalGlobe shareholders must meet and vote to approve the proposal for the issuance of DigitalGlobe shares to GeoEye shareholders. The approval of the shareholders of each company at the respective meetings is required to complete the combination.

GeoEye Team Member FAQ

Addendum 1 – HSR Process

12.	What is the expected timing for the completion of the combination?

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Both companies continue to look forward to closing the transaction late in the fourth quarter of 2012 or during the first quarter of 2013, subject to the receipt of necessary regulatory approvals and the satisfaction or waiver of other closing conditions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Forward-Looking Statements

This document may contain or incorporate forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements relate to future events or future financial performance and generally can be identified by the use of terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or “look forward to” or the negative of these terms or other similar words, although not all forward-looking statements contain these words.

This document contains forward-looking statements relating to the proposed strategic combination of DigitalGlobe and GeoEye pursuant to a merger. All statements, other than historical facts, including statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as efficiencies, cost savings, tax benefits, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction or that the required approvals by DigitalGlobe and GeoEye stockholders may not be obtained; (2) there may be a material adverse change of GeoEye or the business of GeoEye may suffer as a result of uncertainty surrounding the transaction; (3) the anticipated benefits of the transaction may not be fully realized or may take longer to realize than expected; (4) the costs or challenges related to the integration of DigitalGlobe and GeoEye operations could be greater than expected; (5) the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; (6) the impact of legislative, regulatory, competitive and technological changes; (7) the risk that the credit ratings of the combined company may be different from what the companies expect; (8) other business effects, including the effects of industry, economic or political conditions outside of the companies’ control, transaction costs and actual or contingent liabilities; (9) the outcome of any legal proceedings related to the transaction; and (10) other risk factors as detailed from time to time in DigitalGlobe’s and GeoEye’s reports filed with the Securities and Exchange Commission (“SEC”), including their respective Annual Reports on Form 10-K for the year ended December 31, 2011 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, and June 30, 2012, which are available on the SEC’s Web site (www.sec.gov). There can be no assurance that the strategic combination will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the strategic combination will be realized.

Neither DigitalGlobe nor GeoEye undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed strategic combination, DigitalGlobe filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of DigitalGlobe and GeoEye that also constitutes a prospectus of DigitalGlobe. DigitalGlobe and GeoEye will mail the joint proxy statement/prospectus to their respective stockholders. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about DigitalGlobe and GeoEye, free of charge, from the SEC’s Web site (www.sec.gov). Investors may also obtain DigitalGlobe’s SEC filings in connection with the transaction, free of charge, from DigitalGlobe’s Web site (www.digitalglobe.com) under the tab “Investors” and then under the heading “SEC Filings,” or by directing a request to DigitalGlobe, 1601 Dry Creek Drive, Suite 260, Longmont, Colorado 80503, Attention: Corporate Secretary. Investors may also obtain GeoEye’s SEC filings in connection with the transaction, free of charge, from GeoEye’s Web site (www.geoeye.com) under the tab “About Us – Investor Relations” and then under the heading “SEC Filings,” or by directing a request to GeoEye, 2325 Dulles Corner Boulevard, Herndon, Virginia 20171, Attention: Corporate Secretary.

The respective directors, executive officers and employees of DigitalGlobe and GeoEye and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding DigitalGlobe’s directors and executive officers is available in its definitive proxy statement filed with the SEC on April 10, 2012, and information regarding GeoEye’s directors and executive officers is available in its definitive proxy statement filed with the SEC on April 27, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus when it becomes available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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